                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 1)

                             Corrpro Companies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    220317101
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 16, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 220317101                                            PAGE 2 OF 7 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TURKEY VULTURE FUND XIII, LTD.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     OHIO
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        NUMBER OF       7    SOLE VOTING POWER

         SHARES              22,000
                        --------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER

        OWNED BY
                        --------------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER

        REPORTING            22,000
                        --------------------------------------------------------
          PERSON        10   SHARED DISPOSITIVE POWER

           WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%
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14   TYPE OF REPORTING PERSON*

     OO
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                                  SCHEDULE 13D

CUSIP NO. 220317101                                            PAGE 3 OF 7 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD M. OSBORNE TRUST
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     OHIO
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        NUMBER OF       7    SOLE VOTING POWER

         SHARES              241,800
                        --------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER

        OWNED BY
                        --------------------------------------------------------
          EACH          9    SOLE DISPOSITIVE POWER

        REPORTING            241,800
                        --------------------------------------------------------
         PERSON         10   SHARED DISPOSITIVE POWER

          WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     241,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
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14   TYPE OF REPORTING PERSON*

     OO
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CUSIP NO. 220317101

         This Amendment No. 1 to Statement on Schedule 13D is filed on behalf of the following: (i) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"); and (ii) the Richard M. Osborne Trust, an Ohio trust (the "Trust"), for the purpose of reporting sales of shares of common stock, without par value (the "Shares"), of Corrpro Companies, Inc., an Ohio corporation ("Corrpro"). Richard M. Osborne is the sole manager of the Fund and the sole trustee of the Trust.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Items 5(a), 5(c) and 5(e) of Schedule 13D are hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Corrpro, there are 8,056,163 Shares outstanding.

         The Fund beneficially owns 22,000 Shares, or approximately 0.03% of the outstanding Shares. The Trust beneficially owns 241,800 Shares, or 3.0% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all 263,800 Shares held by the Fund and the Trust, or 3.3% of the outstanding Shares.

         (c) During the past 60 days, the Fund sold 128,000 Shares in open market transactions as set forth below:

                                                            Approximate Per
                                                              Share Price
 Date                     Number of Shares              (Excluding Commissions)
 ----                     ----------------              -----------------------
7/23/01                          1,100                           $2.70
7/25/01                          4,400                           $2.55
7/26/01                         17,500                           $2.50
8/17/01                        105,000                           $2.61


         During the past 60 days, the Trust sold 142,200 Shares in open market transactions as set forth below:

                                                            Approximate Per
                                                              Share Price
 Date                     Number of Shares              (Excluding Commissions)
 ----                     ----------------              -----------------------
8/16/01                        142,200                           $2.63



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CUSIP NO. 220317101

         (e) On August 16, 2001, the Trust and the Fund ceased to be the beneficial owner of more than 5% of the Shares outstanding.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 7.1    Joint Filing Agreement



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CUSIP NO. 220317101

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 22, 2001                    TURKEY VULTURE FUND XIII, LTD.


                                          By: /s/ Richard M. Osborne
                                              ----------------------------------
                                                  Richard M. Osborne, Manager


                                          RICHARD M. OSBORNE TRUST


                                          By: /s/ Richard M. Osborne
                                              ----------------------------------
                                                  Richard M. Osborne, Trustee



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CUSIP NO. 220317101

                                  Exhibit Index

         Exhibit 7.1     Joint Filing Agreement



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